

PCR | PACIFIC CREDIT RATING

Certain information regarding the credit rating agency's
Designated Compliance Officer.
Initial application

Exhibit 9

Clasificadora de Riesgo Pacific Credit Rating S.A.C. ("PCR")

PCR Designated Compliance Officer information is presented as follows:

Rafael Colado Ibarreche is the Designated Compliance Officer responsible for meeting PCR´s compliance requirements and procedures. He is dedicated full-time to this assignment.

Mr. Colado Ibarreche, from 2020 to 2024, was an independent consultant who participated in elaborating the internal regulation of companies, complying with the information requirements of the authorities in Mexico and the USA, and supporting specific projects.

Mr. Colado Ibarreche, from 2014 to 2020, was Vice-president of Compliance in HR Ratings, overseeing compliance by the Company, board members, management, technical personnel, and other employees with the HR Ratings company rules and, in general, with all regulations applicable to the credit rating agencies.

Mr. Colado Ibarreche has over 16 years of experience regulating and supervising securities issuers. Before joining HR Ratings, he was the Deputy General Director of Issuers at the National Banking and Securities Commission ("CNBV"), where he was responsible for verifying securities issuers' financial and corporate information, as well as the delivery of relevant material, according to Stock Market Regulation.

Mr. Colado Ibarreche, from 1998 to 2005, was subdirector of issuers and collaborated in the development of the Stock Information Transfer System ("STIV2"), which allows the electronic presentation of data through the CNBV's web page by securities issuers and other Stock Market participants.

He holds a master's degree in Business Administration from the Universidad Anáhuac del Norte, a certificate in Financial Markets, as well as an MBA from 2000 to 2003 from the Instituto Tecnológico Autónomo de México ("ITAM").